                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                           Calgon Carbon Corporation
                           -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   129603 10 6
                                  -------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].


1.   Name of Reporting Person          Thomas A. McConomy
                             -------------------------------------

2.   Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [ ]

3.   SEC Use Only
                  -----------------------------------

4.   Citizenship
                  ------------------------------------------------------------

Number of       5.  Sole Voting Power                4,888,480 <1-2>
                                     ------------------------------------------
Shares
Beneficially    6.  Shared Voting Power
                                       ----------------------------------------
Owned by
Each            7.  Sole Dispositive Power           4,888,480 <1-2>
                                          -------------------------------------
Reporting
Person With     8.  Shared Dispositive Power
                                            -----------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     4,888,480 <1-2>
     --------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares
           --------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9   12.1%
                                                      ------

12.  Type of Reporting Person
                             ------------------------------------

<1> The undersigned beneficially owns 118,820 shares and has the right to acquire the remainder of such shares, as fully described in Item 4 of the Schedules.
<2> See Item 4 of Schedules for method of calculation of such percentage.

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ITEM 1(A) NAME OF ISSUER:
          ---------------

          Calgon Carbon Corporation (the "Company")

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          ------------------------------------------------

          P. O. Box 717
          Pittsburgh, PA  15230-0717

ITEM 2(A) NAME OF PERSON FILING:
          ----------------------

          Thomas A. McConomy

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:
          ------------------------------------------------------------

          413 Woodland Road
          Sewickley, PA 15143

ITEM 2(C) CITIZENSHIP:
          ------------

          United States of America

ITEM 2(D) TITLE OF CLASS OF SECURITIES:
          -----------------------------

          Common Stock, $.01 par value (the "Common Stock")

ITEM 2(E) CUSIP NO.:
          ----------

          129603 10 6

ITEM 3    STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):
          ------------------------------------------------------------------

          None of the categories is applicable to the undersigned.

ITEM 4    OWNERSHIP:
          ----------

          (a) Amount Beneficially Owned and (b) Percent of Class.

              As calculated under Rule 13d-3, as of December 31, 1994,
          Thomas A. McConomy beneficially owned 4,888,480, or 12.1%, shares of Common Stock, which Mr. McConomy has the right to acquire upon conversion of shares of the Company's Class A Stock, $0.01 par value (the "Class A Stock") benefically owned by him, except that $118,820 shares of such amount represent shares of Common Stock outstanding and owned of record and beneficially by Mr. McConomy on December 31, 1994. All of the shares of Class A stock benefically owned by the undersigned are held in a Voting Trust of which Mr. McConomy is Voting Trustee.

            The percent of class set forth above has been calculated pursuant to Rule 13d-3 (d)(1) and in a manner consistent with the calculation of security ownership in the Company's proxy statements, and does not give effect to 67,000 shares of Common Stock that may be issued pursuant to outstanding stock options or shares held by the trustee of the Company's Employee Growth Participation Plan. The undersigned has not been granted stock options nor is he a participant in such plan.

          (c) On December 31, 1994, Mr. McConomy had the sole power to vote and dispose or direct the disposition of the 118,820 shares of Common Stock then owned by him. The other shares referred to above as "beneficially owned" by the undersigned were not outstanding on December 31, 1994, and consequently could not then be voted or disposed of.


ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          ---------------------------------------------

          Inapplicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          ----------------------------------------------------------------

          None.


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ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          ----------------------------------------------------------------------
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          ---------------------------------------------------------

          Inapplicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ----------------------------------------------------------

          Inapplicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:
          -------------------------------

          Inapplicable.

ITEM 10   CERTIFICATION:
          --------------

          Inapplicable.


                                   SIGNATURE
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 17, 1995
                                    -------------------------------
                                    Date

                                         /s/ Thomas A. McConomy
                                    -------------------------------
                                    Signature

                                           Thomas A. McConomy
                                    --------------------------------
                                    Name/Title